[LETTERHEAD OF STONEMOR PARTNERS L.P.]

September 21, 2011

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StoneMor Partners L.P.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 30, 2011 and
Forms 10-Q for the periods ended March 31 and June 30, 2011
Filed May 10, 2011 and August 9, 2011, respectively
File No. 000-50910

Dear Mr. Spirgel:

StoneMor Partners L.P. (the “Company”) submits the following responses to the comments raised in the staff’s letter, dated September 7, 2011. In order to facilitate your review, each of the staff’s comments is followed by the Company’s response below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Cemetery Segments, page 54

1.	Please refer to the last sentence in the third paragraph. Discuss in more detail how the presentation based on the value of written contracts is meaningful and useful to investors. In addition, discuss in more detail the meaning of “production based view of our business” and “economic value added.” Please provide us with the proposed disclosures that you will include in future filings to provide details above.

Response:

We believe our discussion on the value of written contracts is useful to investors because it gives a clear picture of the actual dollar value of contracts written in a given time period, without considering deferrals related to revenue recognition under GAAP. Below, please find a revised disclosure that we plan to use in future filings which addresses your comments. The disclosure was created by revising the existing content from page 54 of our Form 10-K for the fiscal year ended December 31, 2010.

Larry Spirgel

September 21, 2011

Cemetery Segments

Our cemetery operations are disaggregated into three different geographically based segments. We have chosen this level of disaggregation due to the fact that a) each reportable segment has unique characteristics that set it apart from each other; b) we have organized our management personnel at these operational levels; and c) this is the level at which our chief decision makers and other senior management evaluate performance.

We account for and analyze the results of operations for each of these segments on a basis of accounting that is different from generally accepted accounting principals. We reconcile these non-GAAP accounting results of operations to GAAP based amounts at the consolidated level. This reconciliation is included in Note 14 to the consolidated financial statements included in this Annual Report on Form 10-K.

The method of accounting we utilize to analyze our overall results of operations, including segment results, provides for a production based view of our business. Under the production based view, we recognize revenues at their contract value at the point in time in which the contract is written, less a historic cancellation reserve. All related costs are expensed in the period the contract is recognized as revenue. In contrast, GAAP requires that we defer all revenues, and the direct costs associated with these revenues, until we meet certain delivery and performance requirements. The nature of our business is such that there is no meaningful relationship between the time that elapses from the date a contract is executed and the date the underlying merchandise is delivered or the service, delivery and performance requirements are met. Further, certain factors affecting this time period, such as weather and supplier issues, are out of our control. As a result, during a period of growth, operating profits as defined by GAAP will tend to lag behind operating profits on a production based view because of the required deferral of revenues. Our performance based view ignores these delays and presents results based upon the underlying value of contracts written. We believe this is the most reliable indicator of our performance for a given period as the value of contracts written less a historical cancellation reserve reflects the economic value added during a given period of time. Accordingly, the ensuing segment discussion is on a basis of accounting that differs from generally accepted accounting principles. See Note 1 to the consolidated financial statements included in this Annual Report on Form 10-K for a more detailed discussion of our accounting policies under GAAP.

Larry Spirgel

September 21, 2011

Costs and Expenses, pages 60 and 68

2.	Please discuss in more detail what the ratios related to cemetery expenses, selling expenses and general and administrative expenses tells you about your current and future results of operations. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Response:

Below, please find a revised disclosure that expands our discussion on the ratios related to cemetery expenses, selling expenses, and general and administrative expenses. The disclosure was created by revising the existing content from page 60 of our Form 10-K for the fiscal year ended December 31, 2010. We will also use this disclosure on page 68 of our Form 10-K and in our future filings.

Costs and Expenses

Cemetery expenses were $48.8 million during the year ended December 31, 2010, an increase of $7.5 million, or 18.3%, compared to $41.3 million during 2009. The major components of the increase consisted of $3.0 million for labor costs, $2.4 million for repair and maintenance costs, $0.8 million for real estate taxes and $0.6 million in utility and fuel costs. Approximately $5.0 million of the increase in cemetery expenses can be attributable to the 19 cemeteries we acquired and 3 cemeteries we began operating during the year. Cemetery expenses relate to the current costs of managing and maintaining our cemetery properties. These costs are expensed as incurred and are not deferred. Accordingly, from a margin standpoint, the most effective gauge of measuring cemetery expenses is as a ratio of segment level pre-need and at-need cemetery revenues. Changes in this ratio give an indication of our ability to manage and control our operating costs relative to our overall cemetery operations. An increase in the ratio indicates that expense increases related to the operation and maintenance of our cemetery properties exceeded increases in the value of contracts written, while a decrease in the ratio indicates that expense growth did not exceed increases in the value of contracts written. In the short-term, this ratio can be positively or negatively impacted by our acquisitions, including such factors as how long it takes us to fully implement our pre-need sales programs and whether there are any unanticipated costs. Over the long-term, we would expect this ratio to slightly decline as many of the expenses in this category are fixed in nature. The ratio of cemetery expenses to segment level pre-need and at-need cemetery revenues was 26.4% during the year ended December 31, 2010 as compared to 25.2% during 2009.

Larry Spirgel

September 21, 2011

Selling expenses were $38.2 million during the year ended December 31, 2010, an increase of $4.1 million, or 12.1%, as compared to $34.1 million in 2009. The increase was primarily caused by the associated increase in (combined) pre-need and at-need cemetery revenues. The ratio of cost of selling expenses to segment level pre-need and at-need cemetery revenues decreased to 20.7% for the year ended December 31, 2010 as compared to 20.8% during 2009. This ratio gives some indication of how effectively the money we invest in selling efforts is translating into sales. However, the majority of our selling expenses are sales commissions and bonuses which are based on a percentage of the value of actual contracts written. As a result, we would expect this ratio to remain fairly consistent.

General and administrative expenses were $24.6 million during the year ended December 31, 2010, an increase of $2.1 million, or 9.3%, as compared to $22.5 million during 2009. The increase was split between an increase of $1.2 million in labor costs and $0.9 million in non-labor costs. General and administrative expenses are expensed as incurred and are not deferred. Accordingly, from a margin standpoint, the most effective gauge of measuring general and administrative expenses is as a ratio of segment level pre-need and at-need cemetery revenues. Changes in this ratio give an indication of our ability to manage and control our general and administrative costs relative to our overall cemetery operations. An increase in the ratio indicates that general and administrative percentage expense increases related to our cemetery properties exceeded percent increases in the value of contracts written, while a decrease in the ratio indicates that expense growth on a percentage basis did not exceed percentage increases in the value of contracts written. In the short-term, this ratio can be positively or negatively impacted by our acquisitions, including such factors as how long it takes us to fully implement our pre-need sales programs and whether there are any unanticipated costs. Over the long-term, we would expect this ratio to slightly decrease as many of the expenses in this category are fixed in nature. The ratio of general and administrative expenses to segment level pre-need and at-need cemetery revenues was 13.3% during the year ended December 31, 2010 as compared to 13.7% during 2009.

Larry Spirgel

September 21, 2011

Note 1. Nature of Operations, Basis of Presentation, and Summary of Significant Accounting Policies.

Principles of Consolidation, page 91

3.	Please clarify your disclosure regarding the accounting treatment of the long-term cemetery operating agreements that did not result in consolidation, so that the nature, purpose, and terms of the agreements appear more transparent to readers. For example, please explain how the “results of operations of 6 cemeteries are included in our results of operations from the date the Company began operating the properties” if you are not able to consolidate them. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Response:

Below, please find a revised disclosure that expands upon the nature of the accounting for our long-term cemetery operating agreements that did not result in consolidation. The disclosure was created by revising the existing content from page 91 of our Form 10-K for the fiscal year ended December 31, 2010. We would use the disclosure in our future filings.

Principles of Consolidation

The consolidated financial statements include the accounts of each of the Company’s subsidiaries. These statements also include the accounts of the merchandise and perpetual care trusts in which the Company has a variable interest and is the primary beneficiary. The Company operates 21 cemeteries under long-term operating or management contracts. The operations of 15 of these managed cemeteries have been consolidated in accordance with the provisions of ASC 810.

The 3 cemeteries that the Company began operating under a long-term operating agreement in the third quarter of 2010 and the 3 cemeteries the Company began operating under long-term operating agreements in 2009 do not qualify as acquisitions for accounting purposes. As a result, the Company did not consolidate all of the existing assets and liabilities related to these cemeteries. The Company has consolidated the existing assets and liabilities of each of these cemeteries’ merchandise and perpetual care trusts as variable interest entities since the Company controls and receives the benefits and absorbs any losses from operating these trusts. Under these long-term operating agreements, which are subject to certain termination provisions, the Company is the exclusive operator of these cemeteries. The Company earns revenues related to sales of merchandise, services, and interment rights and incurs expenses related to such

Larry Spirgel

September 21, 2011

sales and the maintenance and upkeep of these cemeteries. Upon termination of these contracts, the Company will retain all of the benefits and related contractual obligations incurred from sales generated during the contract period. The Company has also recognized the existing merchandise liabilities that it assumed as part of these agreements. See Note 13 for further details.

*            *             *            *

In connection with responding to the foregoing comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel

September 21, 2011

If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (215) 826-2800.

Sincerely,

/s/ William R. Shane
William R. Shane
Executive Vice President and Chief Financial Officer of StoneMor GP LLC, General Partner of StoneMor Partners L.P.

cc:	Joe Cascarano, Staff Accountant

Dean Suehiro, Senior Staff Accountant